Exhibit 99.1

Biomica Raises $20 Million in a Financing Round to
Advance its Pipeline of Microbiome-based Therapeutics

Funding round led by Shanghai Healthcare Capital

Rehovot, Israel – December 21, 2022 – Biomica Ltd., a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics and a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), today announced the signing of a definitive agreement for a $20 million financing round, to be led by Shanghai Healthcare Capital (SHC). The financing is subject to customary closing conditions, including clearance by Chinese regulatory authorities.

Shanghai Healthcare Capital is a leading Chinese private equity fund, based in Shanghai and focused on biotech and healthcare investments globally. The fund’s goal is investment in early stage and best-in-class innovators with a pipeline of therapies for improving the lives and long-term outcome of patients. The fund is managed by SIIC Capital, with Shanghai Pharma as one of the founding and strategic Limited Partners.

The financing round will enable Biomica to forge ahead, developing its pipeline of microbiome-based therapeutics. Biomica plans to use the proceeds to complete its current BMC128 phase 1 immuno-oncology study and advance to phase 2 clinical trial; scale up and complete GMP production of BMC333 in preparation for a phase 1 clinical trial for the treatment of inflammatory bowel disease (IBD); as well as advance additional programs.

Biomica’s drug candidates are based on a rationally designed consortia of microbes, selected through high-resolution functional microbiome analysis using PRISM, a computational platform powered by Evogene’s ‘MicroBoost AI’ tech engine.

“We are delighted to welcome SHC to Biomica as a strong value-adding shareholder and we are grateful to our existing shareholders and partners for their continued support,” commented Dr. Elran Haber, Chief Executive Officer of Biomica. “Biomica has made tremendous progress in the past year. This includes the initiation of the first in-human phase 1 immune-oncology clinical trial of BMC128 as well as advancing our infectious and gastrointestinal-related disease programs. We look forward to working closely with our shareholders, as we continue our advancements and meet our milestones in the coming years.”

Dr. Jing Bao, Senior Advisor of Shanghai HealthCare Capital with a PhD from the Weizmann Institute of Science, commented: “Microbiome research is an attractive field for SHC. It could potentially benefit a very large Chinese population. We see that the FDA just approved the first microbiome product, and we believe there is more to come. Specifically, Shanghai Pharma plays a strong role in China’s Live Biotherapeutic Product industry. Biomica, together with Evogene, has deep knowledge in the field and is pushing its first asset into the clinical stage. By leading the investment, we look forward to a meaningful and fruitful collaboration in the years to come.”

Added Ofer Haviv, Chairman of Biomica and President & CEO of Evogene, “We are pleased to bring this new strategic partner, Shanghai Healthcare Capital, to join us. This external and independent endorsement validates our belief in the long-term potential of Biomica. It shows that all our hard work in building and investing in Biomica’s development, whose underpinning technology leverages our AI tech engine, MicroBoost AI, is a successful strategy and continues to bear fruit.”

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About Biomica Ltd.

Biomica is a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics utilizing a dedicated Computational Predictive Biology platform (CPB), licensed from Evogene. Biomica aims to identify and characterize disease-related microbiome entities and to develop novel therapeutics based on these understandings. The company is focused on the development of therapies for antibiotic resistant bacteria, immuno-oncology, and microbiome-related gastrointestinal (GI) disorders. Biomica is a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN).

For more information, please visit www.biomicamed.com.

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines – MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus Ltd. and ag-biologicals by Lavie Bio Ltd.  For more information, please visit: www.evogene.com.

About Shanghai Healthcare Capital

Shanghai Healthcare Capital was authorized by Shanghai Municipal Government and founded by Shanghai Industrial Investment (Holdings) Co., Ltd, with a total targeted asset under management of 50 billion RMB. By making full use of the comprehensive advantages of Shanghai, Shanghai Healthcare Capital utilizes the industrial resources to create a leading innovative investment platform in the life science industry based in Shanghai and Hong Kong, with strong links to the Yangtze River Delta and the world. The fund focuses on breakthrough biologics, innovative chemical drugs, high-end medical devices and diagnostics, and innovative business platforms, not only through the integration of capital and industrial resources but also international and domestic operations.

For more information, please visit www.siicshc.com.

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates”, or words of similar meaning. For example, Evogene and Biomica are using forward-looking statements in this press release when they discuss the closing of the financing, the ability of Biomica to make advancements and meet future milestones and pipeline, the long-term potential of Biomica, the benefits of the collaboration between Biomica and SHC, the potential of microbiome research to benefit a very large Chinese population and the potential of the FDA to approve additional first microbiome products. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contacts:

Lital Mamon
Head of Marketing and PR
E: IR@evogene.com
T: +972-8-931-2097

Kenny Green
US Investor Relations
E: IR@evogene.com
T: +1 212 378 8040

Cecile Cai
Shanghai Healthcare Capital Public Relations
E: caishuning@siic.com
T: +86 021 3183 8030